                      REGISTRATION AND REPORTING UNDER THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                           ANNUAL REPORTS ON FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

 X   Annual report pursuant to Section 15(d) of the Securities Exchange Act
---  of 1934

                  For the fiscal year ended December 31, 1999

                                       OR

     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from             to
                                          -----------    ------------

Commission file number 1-5985
                       ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: NEWCOR HOURLY EMPLOYEES 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  NEWCOR, INC.
                          43252 Woodward Ave, Suite 240
                        Bloomfield Hills, Michigan 48302
                                 (248) 253-2400

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NEWCOR HOURLY EMPLOYEES 401(k) PLAN
                                          -----------------------------------
                                          (name of plan)

Date     June 28, 2000                    By    /s/ Fred Davenport
         -------------                          ------------------
                                                Fred Davenport
                                                Plan Administrator

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                     -------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                     -------



                                                                           PAGES

Report of Independent Accountants                                            2


Financial Statements:

   Statement of Net Assets Available for Plan Benefits
     as of December 31, 1999 and 1998                                        3

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Years Ended December 31, 1999 and 1998            4

   Notes to Financial Statements                                           5-7


Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
                Purposes at December 31, 1999                                8

   Item 27d - Schedule of Reportable Transactions
                for the Year Ended December 31, 1999                      9-11

Exhibit 23.1    Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
Newcor Hourly Employees 401(k) Plan:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of Newcor Hourly Employees 401(k) Plan (the "Plan") at December
31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1999 and of reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
June 9, 2000

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        as of December 31, 1999 and 1998

                                    -------




                                                            1999            1998
                                                            ----            ----

Assets:
      Investments, at fair value                        $4,311,000       $3,573,100
      Employee loans                                         1,900           10,100
      Company matching contribution receivable              12,200           13,100
      Company discretionary contribution receivable        157,100          152,000
      Employee contribution receivable                      64,500           68,000
                                                        ----------       ----------

Net assets available for plan benefits                  $4,546,700       $3,816,300
                                                        ==========       ==========



    The accompanying notes are an integral part of the financial statements.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1999 and 1998

                                    -------



                                                                              1999            1998
                                                                              ----            ----

Additions:
    Employee contributions                                               $   698,100      $   824,300
    Employer contributions                                                   286,600          303,600
    Employee rollovers and plan merger                                        41,200        1,785,300
    Investment income:
       Interest and dividend income                                          302,000          240,500
       Net appreciation (depreciation) in fair value of investments          238,100          (99,200)
                                                                         -----------      -----------

                Total additions                                            1,566,000        3,054,500

Deductions:
    Participant distributions                                                827,400          316,500
    Other                                                                      8,200            4,300
                                                                         -----------      -----------

                Total deductions                                             835,600          320,800

                Net increase                                                 730,400        2,733,700

Net assets available for plan benefits:
    Beginning of year                                                      3,816,300        1,082,600
                                                                         -----------      -----------

    End of year                                                          $ 4,546,700      $ 3,816,300
                                                                         ===========      ===========




    The accompanying notes are an integral part of the financial statements.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                     -------



1.     DESCRIPTION OF THE PLAN:

       The Plan is a defined contribution plan adopted effective April 1, 1997 covering eligible hourly employees of Newcor, Inc. (the "Company"). Hourly participants in the Rubright Employees Retirement and 401(K) Plan, Plastronics Plus 401(K) Plan, and Blackhawk Engineering 401(K) Plan were merged with the plan effective January 1, 1998 ($1,753,000 net assets transferred into the plan).

       Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer, Newcor, Inc. (the "Company").

       Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G).

       The Company's matching contribution, in the form of Newcor common stock, is subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service, 100 percent vesting. Nonvested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. During 1999, employer contributions were reduced by $362 from forefeited nonvested accounts.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


2.     SIGNIFICANT ACCOUNTING POLICIES:

       The financial statements of the Plan are prepared under the accrual method of accounting.

       The fair value of investments held by the Plan in collective investment funds and common stock funds are stated at quoted market prices on the last business day of the plan year.

       Expenses incurred in connection with the operation of the Plan are borne by the employer.

       The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

       The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                     -------



3.     INVESTMENTS:

       The Plan's investments are held by a trust fund. The following table presents the fair value of investments as of December 31, 1999 and 1998:




                                                       1999             1998
                                                       ----             ----
       American Funds Investments:
             Bond Fund of America                  $  150,100       $  125,600
             Cash Management Trust                  1,127,000        1,388,700
             Euro Pacific Growth Fund                 509,500          276,700
             Income Fund of America                   469,800          408,600
             Investment Company of America            961,300          722,500
             New Perspective Fund                     814,500          517,300
             Washington Mutual Investors Fund          26,400                0
             Growth Fund of America                    40,800                0
             Small Capital World Fund                  26,500                0
       Newcor, Inc. Common Stock Fund                 185,100          133,700
                                                   ----------       ----------


                    Total                          $4,311,000       $3,573,100
                                                   ==========       ==========



4.     INCOME TAX STATUS:

       The Internal Revenue Service has determined and informed the Company by a letter dated January 20, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                     -------


5.     NONPARTICIPANT-DIRECTED INVESTMENTS:

       The Newcor, Inc. Common Stock Fund includes both participant and nonparticipant directed investments which are commingled. Information about the net assets and the significant components of the changes in net assets is as follows:


                              SUMMARY OF NET ASSETS
                           December 31, 1999 and 1998



                                                    1999             1998
                                                    ----             ----
       Newcor, Inc. Common Stock Fund             $185,100         $133,700


                          SUMMARY OF CHANGES IN ASSETS
                      For the year ended December 31, 1999


         Employee/employer contributions                          $ 166,600
         Net  (depreciation) in fair value of investment            (84,000)
         Participant distributions                                  (23,800)
         Transfers                                                   (7,400)
                                                                  ---------

                                                                  $  51,400
                                                                  =========


6.     BENEFIT PAYMENTS:

       Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid aggregated $16,993 and $108,683 at December 31, 1999 and 1998, respectively.


7.     FORM 5500:

       The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 and the accompanying financial statements not reporting benefits payable as a liability on the statement of net assets available for plan benefits.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1999

                                     -------



                     (B)
            IDENTITY OF ISSUER,                                                                        (E)
             BORROWER, LESSOR                             (C)                        (D)             CURRENT
(A)          OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT            COST              VALUE
---          ----------------                  -------------------------            ----              -----
 *        American Funds Investments
             Bond Fund of America                     11,540 Shares              $  157,300         $  150,100
             Cash Management Trust                 1,127,047 Shares               1,127,000          1,127,000
             Euro Pacific Growth fund                 11,945 Shares                 360,900            509,500
             Income Fund of America                   29,853 Shares                 530,900            469,800
             Investment Company of America            29,613 Shares                 924,000            961,300
             New Perspective Fund                     27,669 Shares                 651,000            814,500
             Washington Mutual Investors Fund            895 Shares                  29,700             26,400
             Growth Fund of America                    1,399 Shares                  36,800             40,800
             Small Capital World Fund                    675 Shares                  23,400             26,500
                                                                                 ----------         ----------
                           Total American Funds                                   3,841,000          4,125,900

 *        Newcor, Inc. Common Stock Fund             28,802  units                  288,020            185,100
          Participant Loans                          10.5 percent                         0              1,900
                                                                                 ----------         ----------

                                                                                 $4,129,020         $4,312,900
                                                                                 ==========         ==========




*Party in interest to the Plan

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1999

                                    -------




                                                           (C)         (D)       (E)      (F)      (G)           (H)        (I)
          (A)                           (B)              PURCHASE    SELLING    LEASE   EXPENSE     COST    CURRENT VALUE  NET GAIN
   IDENTITY OF PARTY         DESCRIPTION OF ASSET          PRICE      PRICE     RENTAL  INCURRED OF ASSET      OF ASSET    OR (LOSS)
   -----------------         --------------------        --------    -------    ------  -------- --------   -------------  --------
REPORTING CRITERION I:  Any transaction within the
---------------------   plan year, with respect to any
                        plan asset, involving an
                        amount in excess of five
                        percent of the current value
                        of plan assets.



  American Funds        Cash Management Trust
                         1 Sale                                      $203,047                    $203,047      $203,047







REPORTING CRITERION II: Any series of transactions
----------------------  (other than transactions with
                        respect to securities) within
                        the plan year with or in
                        conjunction with the same
                        person which, when aggregated,
                        regardless of the category of
                        asset and the gain or loss on
                        any transaction, involves an
                        amount in excess of five
                        percent of the current value
                        of plan assets.

                                                                                  Not applicable.

                      NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                    -------



                                                           (C)         (D)       (E)      (F)      (G)           (H)        (I)
          (A)                           (B)              PURCHASE    SELLING    LEASE   EXPENSE     COST    CURRENT VALUE  NET GAIN
   IDENTITY OF PARTY         DESCRIPTION OF ASSET          PRICE      PRICE     RENTAL  INCURRED OF ASSET      OF ASSET    OR (LOSS)
   -----------------         --------------------        --------    -------    ------  -------- --------   -------------  --------
REPORTING CRITERION III: Any transaction within the
-----------------------  plan year involving securities
                         of the same issue if within
                         the plan year any series of
                         transactions with respect to
                         such securities, when
                         aggregated, involves an amount
                         in excess of five percent of
                         the current value of plan
                         assets (Note A).


   American Funds        Cash Management Trust
                           173 Purchases                 $1,806,685                             $1,806,685    $1,806,685
                           250 Sales                                 $2,062,703                  2,062,703     2,062,703

   American Funds        Income Fund of America
                            34 Purchases                    200,016                                200,016       200,016
                            29 Sales                                     97,104                     96,764        97,104    $   340

   American Funds        Investment Company of America
                            43 Purchases                    365,411                                365,411       365,411
                            35 Sales                                    164,578                    156,151       164,578      8,427

   American Funds        New Perspective Fund
                            42 Purchases                    246,209                                246,209       246,209
                            31 Sales                                    114,314                    100,174       114,314     14,140

   American Funds        Euro Pacific Growth Fund
                            40 Purchases                    156,553                                156,553       156,533
                            27 Sales                                     81,087                     71,004        81,087     10,083

                      NEWCOR HOURLY EMPLOYEES 401(K) PLAN


                                                           (C)         (D)       (E)      (F)      (G)           (H)        (I)
          (A)                           (B)              PURCHASE    SELLING    LEASE   EXPENSE     COST    CURRENT VALUE  NET GAIN
   IDENTITY OF PARTY         DESCRIPTION OF ASSET          PRICE      PRICE     RENTAL  INCURRED OF ASSET      OF ASSET    OR (LOSS)
   -----------------         --------------------        --------    -------    ------  -------- --------   -------------  --------
REPORTING CRITERION IV: Any transaction within the
                        plan year with respect to
                        securities with or in
                        conjunction with a person
                        which, if any prior or
                        subsequent single transaction
                        within the plan year with such
                        person with respect to
                        securities, exceeds five
                        percent of the current value
                        of plan assets.

                                                                                     Not applicable.


                        Note (A): Transactions already reported under Criterion I are not repeated here.

                                 Exhibit Index
                                 -------------


Exhibit No.              Description
-----------              -----------

   23.1                  Consent of Independent Accountants